UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number    001-10421

LUXOTTICA GROUP S.p.A.;

NEW YORK STOCK EXCHANGE

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Piazzale Luigi Cadorna 3, Milan 20123, Italy

Tel No: +39 02 863 341

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

American Depositary Shares, evidenced by American Depositary Receipts,

each American Depositary Share representing one Ordinary Share,

par value Euro 0.06 per share, of Luxottica Group S.p.A.

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐            17 CFR 240.12d2-2(a)(1)

☐            17 CFR 240.12d2-2(a)(2)

☐            17 CFR 240.12d2-2(a)(3)

☐            17 CFR 240.12d2-2(a)(4)

☐            Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒          Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Luxottica Group S.p.A. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date:	June 6, 2017

By:	/c/ FRANCESCO MILLERI
	Name:	Francesco Milleri
	Title:	Deputy Chairman